                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             Katy Industries, Inc.
                                (Name of Issuer)

                   Common Stock, One Dollar ($1.00) par value
                         (Title of Class of Securities)

                                   486026107
                                 (CUSIP Number)

                             John P. Corvino, Esq.
                              CRL Industries, Inc.
                               2345 Waukegan Road
                                  Suite S-200
                          Bannockburn, Illinois 60015
                                 (847) 940-1500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 29, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                             Page 1 of 13 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       D.H. Carroll

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b)   X

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
      Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER
      7,898

8.  SHARED VOTING POWER
      603,348

9.  SOLE DISPOSITIVE POWER
      7,898

10. SHARED DISPOSITIVE POWER
      603,348

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
      611,246

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.10%

14. TYPE OF REPORTING PERSON
      IN

                             Page 2 of 13 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 The Wallace E. Carroll Trust U/A Dated 7/1/57
                 F/B/O D.H. Carroll and his descendants

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a)
                 (b)      X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                 Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Illinois

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                 2,151

8.       SHARED VOTING POWER
                 0

9.       SOLE DISPOSITIVE POWER
                 2,151

10.      SHARED DISPOSITIVE POWER
                 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                 2,151

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 .02%

14.      TYPE OF REPORTING PERSON
                 OO

                             Page 3 of 13 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 The Wallace E. Carroll Trust U/A Dated 5/1/58
                 F/B/O D.H. Carroll and his descendants

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a)
                 (b)      X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                 Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Illinois

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                 372,120

8.       SHARED VOTING POWER
                 0

9.       SOLE DISPOSITIVE POWER
                 372,120

10.      SHARED DISPOSITIVE POWER
                 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                 372,120

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 4.33%

14.      TYPE OF REPORTING PERSON
                 OO


                             Page 4 of 13 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Arthur R. Miller

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a)
                 (b)      X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                 Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                 3,000

8.       SHARED VOTING POWER
                 3,389,529

9.       SOLE DISPOSITIVE POWER
                 3,000

10.      SHARED DISPOSITIVE POWER
                 3,257,752

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                 3,392,529

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 39.5%

14.      TYPE OF REPORTING PERSON
                 IN


                             Page 5 of 13 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Paul L. Whiting

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a)
                 (b)      X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                 Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                 0

8.       SHARED VOTING POWER
                 471,496

9.       SOLE DISPOSITIVE POWER
                 0

10.      SHARED DISPOSITIVE POWER
                 471,496

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                 471,496

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.5%

14.      TYPE OF REPORTING PERSON
                 IN

                             Page 6 of 13 Pages

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc. (the "Company"), whose principal executive offices are located at 6300 South Syracuse Way, Suite 300, Englewood, Colorado 80111.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is jointly filed by D.H. Carroll, The Wallace E. Carroll Trust U/A dated 7/1/57 F/B/O D.H. Carroll and his descendants (the "DHC '57 Trust"), The Wallace E. and Lelia H. Carroll Trust U/A dated 5/1/58 F/B/O D.H. Carroll and his descendants (the "DHC '58 Trust"), Arthur R. Miller and Paul L. Whiting (collectively, the "Reporting Persons").

         Each of the Reporting Persons, other than Mr. Whiting (who reports in his capacity as trustee) has previously filed a statement on Schedule 13D reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1, and has filed no amendment subsequent thereto reporting beneficial ownership of five percent (5%) or less of such class. However, such statements have heretofore been jointly filed with other reporting persons. In order to separately state the ownership interests of the Reporting Persons herein, this statement on Schedule 13D is filed jointly by those Reporting Persons in the form of an initial filing on Schedule 13D, but is, in fact, a continuation of the information contained in the Schedule 13D initially filed on behalf of The Wallace E. Carroll Family on January 15, 1992, as thereafter amended from time to time, through Amendment No. 19, dated March 13, 1996.

         The following information is provided regarding each of the Reporting
Persons:

         A.      D.H. Carroll

                 a.       D.H. Carroll
                 b.       CRL Industries, Inc.
                          2345 Waukegan Road, Suite S-200
                          Bannockburn, Illinois 60015-1528
                 c.       Chief Executive Officer and Chairman of CRL
                          Industries, Inc.
                 d.       Negative
                 e.       Negative
                 f.       United States Citizen

         B. The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O D.H. Carroll and his descendants

                 a. The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O D.H. Carroll and his descendants
                 b.       c/o CRL Industries, Inc.
                          2345 Waukegan Road, Suite S-200
                          Bannockburn, Illinois 60015-1528
                 c.       Not applicable
                 d.       Negative


                             Page 7 of 13 Pages

                 e.       Negative
                 f.       Illinois

         C. The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O D.H. Carroll and his descendants

                 a. The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O D.H. Carroll and his descendants
                 b.       c/o CRL Industries, Inc.
                          2345 Waukegan Road, Suite S-200
                          Bannockburn, Illinois 60015-1528
                 c.       Not applicable
                 d.       Negative
                 e.       Negative
                 f.       Illinois

         D.      Arthur R. Miller

                 a.       Arthur R. Miller
                 b.       Holleb & Coff
                          55 East Monroe Street, Suite 4100
                          Chicago, Illinois 60603-5896
                 c.       Partner, Holleb & Coff Attorneys at Law
                          55 East Monroe Street, Suite 4100
                          Chicago, Illinois 60603-5896
                 d.       Negative
                 e.       Negative
                 f.       United States

         E.      Paul L. Whiting

                 a.       Paul L. Whiting
                 b.       Spalding & Evenflo Companies, Inc.
                          601 South Harbor Island Boulevard
                          Tampa, Florida 33630-3101
                 c.       President and Chief Operating Officer of
                             Spalding & Evenflo Companies, Inc.
                 d.       Negative
                 e.       Negative
                 f.       United States



ITEM 3. SOURCE OF FUNDS.

         Not applicable.

                             Page 8 of 13 Pages

ITEM 4. PURPOSE OF TRANSACTION.

         Effective February 29, 1996, a realignment of ownership interests (the "Reorganization") was consummated among members of the Wallace E. Carroll Family (the "Carroll Family") for purposes of distributing or allocating the jointly held assets of the Carroll Family to the individual members of the Carroll Family, trusts for their benefit or the benefit of their descendants, or entities controlled by them. As a result of the Reorganization, as described in Item 5 below, the DHC Family Stockholders (as defined below) transferred or relinquished their interests in certain jointly owned entities to other Carroll Family members, thereby significantly decreasing their beneficial ownership of certain Shares previously reported as jointly beneficially owned by members of the Carroll Family.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         This statement is filed with respect to Shares of the Company in which any of the Reporting Persons have or share voting and investment power. All of the information is presented as of the consummation of the Reorganization. Following the Reorganization, Arthur R. Miller continues to serve as trustee of certain trusts, not only for the benefit of DHC Family Stockholders, but also for the benefit of other members of the Carroll Family, which trusts, in the aggregate own 3,389,529 Shares, which represent 39.5% of the outstanding Shares. The 471,496 Shares owned by Mr. Miller in a fiduciary capacity for the benefit of DHC Family Stockholders represent 5.5% of the Shares outstanding as of the date of the Reorganization. Information concerning the number and percentage of Shares beneficially owned by each of the Reporting Persons is set forth on the cover pages of this statement, which are incorporated herein by this reference in their entirety. The aggregate 611,246 Shares owned by or for the benefit of DHC Family Stockholders represent approximately 7.1% of the Shares outstanding as of the date of the Reorganization. Additional information concerning the nature of the beneficial ownership of Shares of the Reporting Persons is set forth below.

         In connection with the Reorganization, CRL, Inc. ("CRL") redeemed all of the common stock of CRL held by the DHC Family Stockholders in exchange for cash and/or assets. As a result, the DHC Family Stockholders and the Reporting Persons (other than Arthur R. Miller, as trustee) are no longer deemed to beneficially own the shares of the Company held by CRL. Also in connection with the Reorganization, LeWa Company ("LeWa"), which was previously a Reporting Person under the joint Schedule 13D filing initially filed on behalf of the Wallace E. Carroll Family on January 15, 1992, as amended, redeemed all of its common stock other than that held by the DHC Family Stockholders. As part of the consideration for the redemption of LeWa common stock, 303,784 and 108,525 shares of the Company, respectively, were distributed to Wallace E. Carroll, Jr. and the Lelia H. Carroll Trust U/A dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants. Also in connection with the Reorganization, LeWa sold directly to CRL 19,279 shares of the Company at a purchase price of $11.10 per share. These transactions left no shares of the Company remaining in LeWa or its subsidiaries after the Reorganization.

         D.H. Carroll solely beneficially owns 7,898 Shares held directly. Various trusts for the benefit of D.H. Carroll and his descendants (the "DHC Trusts") collectively hold 471,496 Shares. As a trustee of such trusts, D.H. Carroll may be deemed to share beneficial ownership of the Shares held by the DHC Trusts. As a trustee of the Holden Foundation, D.H. Carroll may be deemed to share beneficial ownership of the 2,057 Shares held by that foundation. An investment partnership,

                             Page 9 of 13 Pages
of which D.H. Carroll is a general partner, owns 21,076 Shares, of which D.H. Carroll may be deemed a beneficial owner. D.H. Carroll is also a trustee of the Marital Trust created under the Will of Wallace E. Carroll (the "Marital Trust") and an administrator of the Wallace E. Carroll Estate (the "Estate") and may be deemed to share beneficial ownership of the 55,121 and 53,598 Shares, respectively, held by the Marital Trust and the Estate. The foregoing individuals and entities are referred to herein as the "DHC Family Stockholders."

         After giving effect to the Reorganization, the DHC Family Stockholders collectively may be deemed to beneficially own approximately 7.1% of the outstanding Shares. The DHC Family Stockholders expressly disclaim that they are acting as a group with any other members of the Carroll Family for purposes of acquiring, holding or disposing of Shares.

         The following table indicates the direct beneficial ownership of each of the DHC Family Stockholders:

                               NAME                                           SHARES              % OF CLASS
                               ----                                           ------              ----------

  *   D.H. Carroll, an individual resident of the State of
      Illinois                                                                 7,898                  .09%

  *   The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O D.H.
      Carroll and his descendants                                              2,151                  .02

  *   The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
      F/B/O D.H. Carroll and his descendants                                 372,120                 4.33


      The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O D.H.
      Carroll and his descendants                                             16,301                  .19

      The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O D.H.
      Carroll and his descendants                                             72,101                  .84

      The Wallace E. and Lelia H. Carroll Trust U/A Dated
      12/15/78 F/B/O the descendants of D.H. Carroll                           8,823                  .10

      DHC Partnership, L.P., an Illinois limited partnership                  21,076                  .25


      The Marital Trust Created Under the Will of Wallace E.
      Carroll                                                                 55,121                  .64

      The Wallace E. Carroll Estate                                           53,598                  .62

      The Holden Foundation                                                    2,057                  .02
                                                                             -------                 ----


                                   Total                                     611,246                 7.10%

- ------------------------
 * Reporting Persons

                             Page 10 of 13 Pages

         Arthur R. Miller solely beneficially owns 3,000 Shares held directly. Mr. Miller is a trustee of various DHC Trusts collectively holding 471,496 Shares and, accordingly, may be deemed to share beneficial ownership of those Shares with the other trustees of such trusts. Mr. Miller, as a result of his position as a trustee of the Holden Foundation may be deemed to share beneficial ownership of the 2,057 Shares held by that entity. Mr. Miller disclaims beneficial ownership of all Shares owned by the DHC Trusts and the Holden Foundation.

         Paul L. Whiting is a trustee of various DHC Trusts collectively holding 471,496 Shares and, accordingly, may be deemed to share beneficial ownership of those Shares with the other trustees of such trusts. Mr. Whiting disclaims beneficial ownership of all Shares owned by the DHC Trusts.

         Effective February 29, 1996, as a result of the Reorganization, the DHC '57 Trust and the DHC '58 Trust each ceased to be the beneficial owner of more than five percent (5%) of the Shares, and will hereafter cease to be a Reporting Person hereunder.

         Mr. Miller's record ownership for the benefit of members of the Carroll Family other than members of the DHC Family Stockholders are described as follows: Mr. Miller is a trustee of trusts for the benefit of Wallace E. Carroll, Jr. and his descendants holding 710,633 Shares in the aggregate. Certain of such trusts are shareholders of CRL and may be deemed to beneficially own 2,073,559 Shares held by CRL. Mr. Miller is also a trustee of trusts for the benefit of Lelia Carroll and her descendants holding 131,777 Shares in the aggregate. Mr. Miller has no dispositive powers over those Shares. Mr. Miller disclaims beneficial ownership of all Shares beneficially owned by the trusts and other entities described above.

         Until otherwise modified, after the date hereof, the reporting obligations of Mr. Miller and Mr. Whiting as trustees of trusts (or in similar fiduciary capacities) for the benefit of DHC Family Stockholders, and of Mr. Miller as trustee of trusts (or in similar fiduciary capacities) for the benefit of other members of the Carroll Family, may be satisfied by reporting under this statement as amended from time to time.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The definitive terms of the Reorganization referred to in Item 4 above are incorporated by reference to the full text of the agreements executed in connection with the Reorganization and filed as Exhibits A through C hereto as specified in Item 7.

         There are no arrangements or understandings, written or otherwise, among the persons and entities identified in Item 2 above with respect to the Shares beneficially owned by such persons. However, certain of the individuals identified as Reporting Persons are subject to standard provisions governing the conduct of trustees, administrators and persons performing similar functions found in the instruments creating and governing the various entities that they serve in such capacities. Those provisions do not, however, deal with arrangements among the individuals and entities in their separate capacities.

                             Page 11 of 13 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A    -   Put/Call Agreement (previously filed as Exhibit RR to
                          Amendment No. 19 to Schedule 13D filed by members of the Wallace E. Carroll Family with respect to the Common Stock, $1.00 par value per share, of Katy
                          Industries, Inc. (said Amendment No. 19 is referred to herein as the "Amendment") and incorporated herein by this reference, pursuant to Rule 12b-32).

         Exhibit B    -   LeWa Company Redemption and Exchange Agreement
                          (previously filed as Exhibit TT to the Amendment and incorporated herein by this reference, pursuant to Rule 12b-32).

         Exhibit C    -   Purchase Agreement between CRL, Inc. and the LeWa
                          Company (previously filed as Exhibit UU to the Amendment and incorporated herein by this reference, pursuant to Rule 12b-32).





                            (Signature Page Follows)


                             Page 12 of 13 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

         Each of the undersigned hereby agrees that this statement is filed on behalf of each of them pursuant to Rule 13d-1(f), and do hereby make, constitute and appoint D.H. Carroll their true and lawful attorney-in-fact, authorized to prepare, execute and file this statement on behalf of the undersigned.


Dated:  May 10, 1996
                                                 s/ D.H. Carroll
                                                 -------------------------------
                                                 D.H. Carroll



The Wallace E. and Lelia H.                      The Wallace E. Carroll Trust
Carroll Trust U/A Dated                          U/A Dated 7/1/57 F/B/O D.H.
5/1/58 F/B/O D.H. Carroll                        Carroll and his descendants
and his descendants



By: s/ D.H. Carroll                              By: s/ D.H. Carroll
    ----------------------------                     --------------------------
    D.H. Carroll, Trustee                            D.H. Carroll, Trustee



s/ Arthur R. Miller                              s/ Arthur R. Miller
   -----------------------------                    ---------------------------
   Arthur R. Miller, Trustee                        Arthur R. Miller, Trustee



s/ Paul L. Whiting                               s/ Paul L. Whiting
   -----------------------------                    ---------------------------
   Paul L. Whiting, Trustee                         Paul L. Whiting, Trustee



s/ Paul L. Whiting                                s/ Arthur R. Miller
   -----------------------------                     --------------------------
   Paul L. Whiting, Individually                     Arthur R. Miller,
                                                     Individually

                             Page 13 of 13 Pages